July 17, 2008

VIA EDGAR

Mr. Joseph Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hertz Global Holdings, Inc.
The Hertz Corporation
Form 10-Q for the Period Ended March 31, 2008
File Numbers: 001-33139, 001-07541

Dear Mr. Foti:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated July 3, 2008, relating to the Hertz Global Holdings, Inc. Form 10-Q for the period ended March 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2008 and The Hertz Corporation Form 10-Q for the period ended March 31, 2008 filed with the Commission on May 12, 2008.  The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Hertz Global Holdings, Inc.

Form 10-Q for the Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 6

Note 10 — Segment Information, page 19

1.              We believe that “other reconciling items” relative to “adjusted pre-tax income (loss)” should be presented as an adjustment in reconciling the sum of the segments’ “adjusted pre-tax income (loss)” to consolidated “loss before income taxes and minority interest.” In your current presentation, you are arriving at a consolidated amount for “adjusted pre-tax income (loss)” that is not relevant to your reportable segments. Furthermore, as “adjusted pre-tax income (loss)” of the segments is a subset of consolidated “loss before income taxes and minority interest,” we believe it is preferable to reconcile from the sum of the segments’ “adjusted pre-tax income (loss)” to consolidated “loss before income taxes and minority interest,” and not the other way around as currently presented.  Please revise your presentation accordingly.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include a total of its reportable segments’ “adjusted pre-tax income (loss)” and will reconcile this amount to consolidated “income (loss) before income taxes and minority interest.”

For the Staff’s convenience, the Company has included below its revised presentation of the reconciliation included within the segment footnote:

	Three Months Ended March 31,
	Revenues		Adjusted Pre-Tax Income (Loss)
	2008	2007	2008	2007
Car rental	$1,626.2	$1,529.7	$39.3	$36.9
Equipment rental	411.0	389.9	59.3	65.6
Total reportable segments	2,037.2	1,919.6	98.6	102.5
Other reconciling items	2.0	1.9	(81.5)	(86.4)
Total Company	$2,039.2	$1,921.5	17.1	16.1
Less:
Purchase accounting(a)			24.8	23.1
Non-cash debt charges(b)			14.5	48.4
Restructuring charges			19.6	32.6
Restructuring related charges			3.5	—
Unrealized loss on derivatives(c)			6.0	—
Vacation accrual adjustment(d)			3.2	—
Management transition costs			1.3	2.6
Loss before income taxes and minority interest			$(55.8)	$(90.6)

(a)

Represents the purchase accounting effects of the Acquisition and any subsequent acquisitions on our results of operations relating to increased depreciation and amortization of tangible and intangible assets and accretion of revalued workers’ compensation and public liability and property damage liabilities.

(b)

Represents non-cash debt charges relating to the amortization of deferred debt financing costs and debt discounts. For the three months ended March 31, 2008, also includes $2.3 million associated with the ineffectiveness of our HVF swaps. For the three months ended March 31, 2007, also includes the write-off of $16.2 million of unamortized debt costs associated with a debt modification and $12.8 million associated with the ineffectiveness of our HVF swaps.

(c)	For the three months ended March 31, 2008, represents an unrealized loss on our interest rate swaptions.

(d)

Represents an increase in the employee vacation accrual during the three months ended March 31, 2008 relating to a change in our U.S. vacation policy in the second quarter of 2007, which now provides for vacation entitlement to be earned ratably throughout the year versus the previous policy which provided for full vesting on January 1 of each year.

Note 14 — Fair Value Measurements, page 23

2.              Pursuant to paragraph 36.a of FAS 157, as amended by paragraph 11 of FSP FAS 157-2, delayed application of FAS 157 is permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  However, your disclosure implies that you have delayed the application of FAS 157 for all of your nonfinancial assets and nonfinancial liabilities, whether recognized or disclosed at fair value on a recurring or nonrecurring basis.  In this regard, please represent to us and clarify your disclosure in your next Form 10-Q that you have applied FAS 157 to all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis.  If this is not the case, please identify and quantify, based on amounts at which reported on March 31, 2008, for us the recurring nonfinancial assets and nonfinancial liabilities for which you have not applied FAS 157, and give us your reasoning why you did not apply FAS 157 to these items. Additionally, in your next Form 10-Q and thereafter until FAS 157 has been applied to all assets and liabilities within its scope, disclose each major category of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis for which you have not applied the provisions of FAS 157, pursuant to paragraph 12.b of FSP FAS 157-2.  Provide us with a copy of your intended disclosures.

In response to the Staff’s comment, the Company advises the Staff that it has adopted the provisions of FAS 157 except as they relate to its nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company will revise its disclosure concerning the adoption of FAS 157 in future filings.  For the Staff’s convenience, the Company has included below its revised disclosure, in bold italicized and strikethrough text:

Note 14—Fair Value Measurements

Effective January 1, 2008, we adopted ~~SFAS No. 157 as it relates to our financial assets and liabilities.  The~~ the provisions of SFAS No. 157 ~~are effective for us for~~ except as they relate to our non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), whose provisions become effective for us beginning in January 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.  SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Derivative Instruments and Hedging Activities, page 24

3.              Please explain to us where the total change in the fair value of the liability for the HVF Swaps between March 31, 2008 and December 31, 2007 ($144.7 million and $50.2 million, respectively) of $94.5 million is reported in your financial statements.  It appears that $55.7 million of the change was recorded in accumulated other comprehensive income as the effective portion of the cash flow hedge, and that $2.3 million of the change was charged to earnings in the quarter ended March 31, 2008 as the ineffective portion of the hedge.

In response to the Staff’s comment, the Company advises the Staff that $55.7 million of the change in fair value, representing the effective portion of the hedge, was recorded in “Accumulated other comprehensive income,” net of $36.5 million of tax, which was included in “Deferred taxes on income” in our Condensed Consolidated Balance Sheet.  Additionally, $2.3 million, representing the ineffective portion of the hedge, was charged to earnings through “Interest, net of interest income,” in our Consolidated Statement of Operations.

The Company supplementally advises the Staff that it will disclose in future filings the tax effect of the change in the fair value of the derivative recorded to “Accumulated other comprehensive income.”

The Hertz Corporation

4.              Please conform the relevant disclosures in the corresponding filings of The Hertz Corporation to the comments indicated above for Hertz Global Holdings, Inc., as appropriate.

In response to the Staff’s comment, the Company will conform all relevant revised disclosures made in the Hertz Global Holdings, Inc. filings in the corresponding future filings of The Hertz Corporation.

Other

5.              In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•	you are responsible for the adequacy and accuracy of the disclosures in your filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *  *

If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2271.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas

cc:	Doug Jones
Lyn Shenk
Securities and Exchange Commission
Steven J. Slutzky
Debevoise & Plimpton LLP
Jatindar Kapur
Jeffrey Zimmerman
Hertz Global Holdings, Inc.